Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-236739

September 15, 2022

Medtronic Global Holdings S.C.A.

Pricing Term Sheet

September 15, 2022

Issuer:	Medtronic Global Holdings S.C.A.

Guarantors:	Medtronic plc and Medtronic, Inc.

Trade Date:	September 15, 2022

Settlement Date*:	September 21, 2022

Denominations:	€100,000 x €1,000

Listing:	Issuer intends to apply to list the Notes on the New York Stock Exchange

Expected Ratings (Moody’s/S&P) **:	A3 (Stable) / A (Stable)

Joint Bookrunners:	Barclays Bank PLC, BofA Securities Europe SA, Citigroup Global Markets Limited and HSBC Continental Europe

Co-Managers:	Academy Securities, Inc., R. Seelaus & Co., LLC, Samuel A. Ramirez & Company, Inc. and Siebert Williams Shank & Co., LLC

Principal Amount:	€500,000,000	€1,000,000,000	€1,000,000,000	€1,000,000,000

Title:	2.625% Senior Notes due 2025	3.000% Senior Notes due 2028	3.125% Senior Notes due 2031	3.375% Senior Notes due 2034

Security Type/Format:	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered

Maturity Date:	October 15, 2025	October 15, 2028	October 15, 2031	October 15, 2034

Coupon:	2.625%	3.000%	3.125%	3.375%

Price to Public:	99.652%	99.888%	99.391%	99.762%

Yield to Maturity:	2.744%	3.020%	3.203%	3.399%

Reference to Mid-swaps Rate:	2.494%	2.470%	2.503%	2.549%

Spread to Mid-swaps:	25 bps	55 bps	70 bps	85 bps

Spread to Benchmark Bund:	131.0 bps	142.7 bps	156.2 bps	167.6 bps

Benchmark Bund:	OBL 0.000% due October 10, 2025	DBR 0.250% due August 15, 2028	DBR 0.000% due August 15, 2031	DBR 1.700% due August 15, 2032

Benchmark Bund Price and Yield:	€95.74 / 1.434%	€92.49 / 1.593%	€86.51 / 1.641%	€99.79 / 1.723%

Interest Payment Dates:	Annually on October 15 of each year, beginning on October 15, 2023	Annually on October 15 of each year, beginning on October 15, 2023	Annually on October 15 of each year, beginning on October 15, 2023	Annually on October 15 of each year, beginning on October 15, 2023

Day Count Convention:	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)

Optional Redemption:	The issuer may redeem the 2025 Notes in whole or in part, at any time prior to September 15, 2025 (one month prior to their maturity date) at a redemption price equal to the greater of:	The issuer may redeem the 2028 Notes in whole or in part, at any time prior to July 15, 2028 (three months prior to their maturity date) at a redemption price equal to the greater of:	The issuer may redeem the 2031 Notes in whole or in part, at any time prior to July 15, 2031 (three months prior to their maturity date) at a redemption price equal to the greater of:	The issuer may redeem the 2034 Notes in whole or in part, at any time prior to July 15, 2034 (three months prior to their maturity date) at a redemption price equal to the greater of:

	(i) 100% of the principal amount of the 2025 Notes being redeemed; and	(i) 100% of the principal amount of the 2028 Notes being redeemed; and	(i) 100% of the principal amount of the 2031 Notes being redeemed; and	(i) 100% of the principal amount of the 2034 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2025 Notes matured on September 15, 2025), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 20 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on or after September 15, 2025 (one month prior to their maturity date), the issuer may at its option redeem the 2025 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2025 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2028 Notes matured on July 15, 2028), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 25 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on or after July 15, 2028 (three months prior to their maturity date), the issuer may at its option redeem the 2028 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2031 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2031 Notes matured on July 15, 2031), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 25 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on or after July 15, 2031 (three months prior to their maturity date), the issuer may at its option redeem the 2031 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2034 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2034 Notes matured on July 15, 2034), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 25 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on or after July 15, 2034 (three months prior to their maturity date), the issuer may at its option redeem the 2034 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2034 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

ISIN:	XS2535307743	XS2535308477	XS2535308634	XS2535309798

Common Code:	253530774	253530847	253530863	253530979

*     We expect to deliver the notes against payment for the notes on September 21, 2022, the fourth New York business day following the date of this pricing term sheet (“T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially settle in T+4 on September 21, 2022, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

**    An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer and the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC at +1-888-603-5847, BofA Securities Europe SA at +33(0) 1 8770 0000, Citigroup Global Markets Limited at +1-800-831-9146 and HSBC Continental Europe at +1-866-811-8049.

This pricing term sheet supplements the preliminary form of prospectus supplement filed by Medtronic Global Holdings S.C.A. on September 15, 2022 relating to its prospectus dated February 28, 2020.

Manufacturer target market (MiFID II product governance/UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs/UK PRIIPs key information document has been prepared as the notes are not available to retail investors in the EEA and the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

Stabilization. Relevant stabilization regulations including FCA/ICMA apply.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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